Filed Pursuant to Rule 424(b)(5)
                                                 Registration Nos.  333-67453
                                                                    333-67453-01
                                                                    333-67453-02
                                                                    333-67453-03

PROSPECTUS SUPPLEMENT
(To Prospectus dated December 4, 1998)

                                  $200,000,000
                              (ALABAMA POWER LOGO)

                 SERIES J 6.75% SENIOR NOTES DUE JUNE 30, 2039

                            ------------------------

      Interest payable on March 31, June 30, September 30 and December 31

                            ------------------------

ALABAMA POWER COMPANY MAY REDEEM THE SERIES J SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME ON OR AFTER MAY 26, 2004 AT A PRICE EQUAL TO 100% OF THE PRINCIPAL AMOUNT OF THE SERIES J SENIOR NOTES TO BE REDEEMED PLUS ANY ACCRUED AND UNPAID INTEREST TO THE DATE OF REDEMPTION. THE INITIAL INTEREST PAYMENT DATE IS JUNE 30, 1999.

                            ------------------------

PAYMENTS OF PRINCIPAL AND INTEREST ON THE SERIES J SENIOR NOTES WHEN DUE WILL BE INSURED BY A FINANCIAL GUARANTY INSURANCE POLICY TO BE ISSUED BY MBIA INSURANCE CORPORATION.

                                  (MBIA LOGO)
                            ------------------------
ALABAMA POWER COMPANY PLANS TO LIST THE SERIES J SENIOR NOTES ON THE NEW YORK STOCK EXCHANGE. TRADING OF THE SERIES J SENIOR NOTES IS EXPECTED TO BEGIN ON THE NEW YORK STOCK EXCHANGE WITHIN 30 DAYS AFTER THE SERIES J SENIOR NOTES ARE FIRST ISSUED.

                            ------------------------

                                    PRICE TO              UNDERWRITING            PROCEEDS TO
                                     PUBLIC       DISCOUNTS AND COMMISSIONS(1)     COMPANY(1)
                                    --------      ----------------------------    -----------
Per Series J Senior Note........      100%               3.15%                       96.85%
Total...........................  $200,000,000             $6,300,000             $193,700,000

(1) The Underwriting Discount will be 2.00% of the principal amount of the Series J Senior Notes sold to certain institutions. Therefore, to the extent any such sales are made to such institutions, the actual total Underwriting Discount will be less than and the actual total Proceeds to the Company will be greater than, the amounts shown in the table above.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

It is expected that the Series J Senior Notes will be ready for delivery in book-entry form through the facilities of The Depository Trust Company on or about May 26, 1999.

                            ------------------------

MORGAN STANLEY DEAN WITTER
         A.G. EDWARDS & SONS, INC.
                  MERRILL LYNCH & CO.
                            PAINEWEBBER INCORPORATED
                                     PRUDENTIAL SECURITIES
                                            SALOMON SMITH BARNEY

May 19, 1999

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.
                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
                      PROSPECTUS SUPPLEMENT
The Company.................................................   S-3
Capitalization..............................................   S-3
Use of Proceeds.............................................   S-3
Recent Results of Operations................................   S-3
Description of the Series J Senior Notes....................   S-4
The Policy..................................................   S-7
The Insurer.................................................   S-8
Ratings.....................................................  S-10
Experts.....................................................  S-10
Underwriting................................................  S-11

                            PROSPECTUS
About this Prospectus.......................................     2
Available Information.......................................     2
Incorporation of Certain Documents by Reference.............     2
Selected Information........................................     4
Alabama Power Company.......................................     4
The Trusts..................................................     5
Accounting Treatment of Trusts..............................     5
Certain Ratios..............................................     6
Use of Proceeds.............................................     6
Description of the New Bonds................................     6
Description of the New Stock................................     9
Description of the Senior Notes.............................    11
Description of the Junior Subordinated Notes................    15
Description of the Preferred Securities.....................    20
Description of the Guarantees...............................    21
Relationship Among the Preferred Securities, the Junior
  Subordinated Notes and the Guarantees.....................    23
Plan of Distribution........................................    24
Legal Matters...............................................    25
Experts.....................................................    25

                                  THE COMPANY

     Alabama Power Company (the "Company") is a corporation organized under the laws of the State of Alabama on November 10, 1927, by the consolidation of a predecessor Alabama Power Company, Gulf Electric Company and Houston Power Company. The Company has its principal office at 600 North 18th Street, Birmingham, Alabama 35291, telephone (205) 257-1000. The Company is a wholly owned subsidiary of The Southern Company.

     The Company is a regulated public utility engaged in the generation, transmission, distribution and sale of electric energy within an approximately 44,500 square mile service area comprising most of the State of Alabama.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1999, and as adjusted to reflect the transactions described in note
(1) below. The following data is qualified in its entirety by reference to and, therefore, should be read together with the detailed information and financial statements appearing in the documents incorporated herein by reference. See also "Selected Information" in the accompanying Prospectus.

                                                                AS OF MARCH 31, 1999
                                                             ---------------------------
                                                               ACTUAL         AS ADJUSTED(1)
                                                               ------         --------------
                                                               (THOUSANDS, EXCEPT PERCENTAGES)
Common Stock Equity........................................  $2,749,118     $2,749,118      44.6%
Cumulative Preferred Stock.................................     317,512        317,512       5.2
Company Obligated Mandatorily Redeemable Preferred
  Securities of Subsidiary Trusts Holding Company Junior
  Subordinated Notes.......................................     347,000        347,000       5.6
Senior Notes...............................................   1,550,000      1,750,000      28.4
Other Long-Term Debt.......................................     998,317        997,517      16.2
                                                             ----------     ----------     -----
Total, excluding amounts due within one year...............  $5,961,947     $6,161,147     100.0%
                                                             ==========     ==========     =====

------------

(1) Reflects (i) the proposed redemption in June 1999 of obligations incurred with respect to the outstanding $800,000 aggregate principal amount of the 7 1/4% Environmental Improvement Revenue Bonds, Series A (Alabama Power Company Farley Plant Project) of the Industrial Development Board of the Town of Columbia (Alabama) due May 1, 2003; and (ii) the issuance of the Series J Senior Notes.

                                USE OF PROCEEDS

     The proceeds from the sale of the Series J Senior Notes will be applied by the Company to repay a portion of its outstanding short-term indebtedness, which aggregated approximately $323,000,000 as of May 19, 1999, and for other general corporate purposes.

                          RECENT RESULTS OF OPERATIONS

     For the twelve months ended March 31, 1999, "Operating Revenues," "Income Before Interest Charges" and "Net Income After Dividends on Preferred Stock" were $3,384,000,000, $690,000,000 and $374,000,000, respectively. In the opinion of the management of the Company, the above amounts for the twelve months ended March 31, 1999 reflect all adjustments necessary to present fairly the results of operations for such period. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the twelve months ended March 31, 1999 were 2.97 and 2.76, respectively. The "Ratio of Earnings to Fixed Charges" and the "Ratio of Earnings to Fixed Charges Plus Preferred Dividend Requirements (Pre-Income Tax Basis)" for the year ended December 31, 1998 were 2.94 and 2.75, respectively.

                    DESCRIPTION OF THE SERIES J SENIOR NOTES

     Set forth below is a description of the specific terms of the Series J 6.75% Senior Notes due June 30, 2039 (the "Series J Senior Notes"). This description supplements, and should be read together with, the description of the general terms and provisions of the Senior Notes set forth in the accompanying Prospectus under the caption "Description of the Senior Notes." The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying Prospectus and the Senior Note Indenture (the "Senior Note Indenture") dated as of December 1, 1997, as supplemented, between the Company and The Chase Manhattan Bank, as trustee (the "Senior Note Indenture Trustee").

GENERAL

     The Series J Senior Notes will be issued as a series of Senior Notes under the Senior Note Indenture. The Series J Senior Notes will be limited in aggregate principal amount to $200,000,000.

     The entire principal amount of the Series J Senior Notes will mature and become due and payable, together with any accrued and unpaid interest thereon, on June 30, 2039. The Series J Senior Notes are not subject to any sinking fund provision. The Series J Senior Notes are available for purchase in denominations of $25 and any integral multiple thereof.

INTEREST

     Each Series J Senior Note shall bear interest at the rate of 6.75% per annum (the "Securities Rate") from the date of original issuance, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, an "Interest Payment Date") to the person in whose name such Series J Senior Note is registered at the close of business on the fifteenth calendar day prior to such payment date. The initial Interest Payment Date is June 30, 1999. The amount of interest payable will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Series J Senior Notes is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment will be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date.

RANKING

     The Series J Senior Notes will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with all other unsecured and unsubordinated obligations of the Company. The Series J Senior Notes will be effectively subordinated to all secured debt of the Company, including its first mortgage bonds, aggregating approximately $1,242,000,000 outstanding at March 31, 1999. The Senior Note Indenture contains no restrictions on the amount of additional indebtedness that may be incurred by the Company.

SPECIAL INSURANCE PROVISIONS OF THE SENIOR NOTE INDENTURE

     Subject to applicable provisions of the Senior Note Indenture, so long as the Insurer (as defined herein) is not in default under the Policy (as defined herein), the Insurer shall be entitled to control and direct the enforcement of all rights and remedies with respect to the Series J Senior Notes upon the occurrence and continuation of an Event of Default (as defined in the Senior
Note Indenture).

TRADING CHARACTERISTICS

     The Series J Senior Notes are expected to trade at a price that takes into account the value, if any, of accrued but unpaid interest; thus, purchasers will not pay and sellers will not receive accrued and unpaid interest with respect to the Series J Senior Notes that is not included in the trading price thereof. Any portion of the trading price of a Series J Senior Note received that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Series J Senior Note.

     The trading price of the Series J Senior Notes is likely to be sensitive to the level of interest rates generally. If interest rates rise in general, the trading price of the Series J Senior Notes may decline to reflect the additional yield requirements of the purchasers. Conversely, a decline in interest rates may increase the trading price of the Series J Senior Notes, although any increase will be moderated by the Company's ability to call the Series J Senior Notes at any time on or after May 26, 2004 at a redemption price (the "Redemption Price") equal to 100% of the principal amount to be redeemed plus accrued but unpaid interest.

OPTIONAL REDEMPTION

     The Company shall have the right to redeem the Series J Senior Notes, in whole or in part, without premium, from time to time, on or after May 26, 2004, upon not less than 30 nor more than 60 days' notice, at a Redemption Price equal to 100% of the principal amount to be redeemed plus any accrued and unpaid interest to the date of redemption (the "Redemption Date").

     If notice of redemption is given as aforesaid, the Series J Senior Notes so to be redeemed shall, on the Redemption Date, become due and payable at the Redemption Price together with any accrued interest thereon, and from and after such date (unless the Company shall default in the payment of the Redemption Price and accrued interest) such Series J Senior Notes shall cease to bear interest. If any Series J Senior Note called for redemption shall not be paid upon surrender thereof for redemption, the principal shall, until paid, bear interest from the Redemption Date at the Securities Rate. See "Description of the Senior Notes -- Events of Default" in the accompanying Prospectus.

     Subject to the foregoing and to applicable law (including, without limitation, United States federal securities laws), the Company or its affiliates may, at any time and from time to time, purchase outstanding Series J Senior Notes by tender, in the open market or by private agreement.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     The Depository Trust Company ("DTC") will act as the initial securities depositary for the Series J Senior Notes. The Series J Senior Notes will be issued only as fully registered securities registered in the name of Cede & Co., DTC's nominee. One or more fully registered global Series J Senior Notes certificates will be issued, representing in the aggregate the total principal amount of Series J Senior Notes, and will be deposited with DTC.

     DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the "1934 Act"). DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

     Purchases of Series J Senior Notes within the DTC system must be made by or through Direct Participants, which will receive a credit for the Series J Senior Notes on DTC's records. The ownership interest of each actual purchaser of Series J Senior Notes ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Series J Senior Notes. Transfers of ownership interests in the Series J Senior Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Series J Senior Notes, except in the event that use of the book-entry system for the Series J Senior Notes is discontinued.

     DTC has no knowledge of the actual Beneficial Owners of the Series J Senior Notes. DTC's records reflect only the identity of the Direct Participants to whose accounts such Series J Senior Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Redemption notices shall be sent to DTC. If less than all of the Series J Senior Notes are being redeemed, DTC will reduce the amount of the interest of each Direct Participant in the Series J Senior Notes in accordance with its procedures.

     Although voting with respect to the Series J Senior Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Series J Senior Notes. Under its usual procedures, DTC would mail an Omnibus Proxy to the Company as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Series J Senior Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

     Payments on the Series J Senior Notes will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers registered in "street name," and will be the responsibility of such Participant and not of DTC or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to DTC is the responsibility of the Company, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

     Except as provided herein, a Beneficial Owner of a global Series J Senior Note will not be entitled to receive physical delivery of Series J Senior Notes. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Series J Senior Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global Series J Senior Note.

     DTC may discontinue providing its services as securities depositary with respect to the Series J Senior Notes at any time by giving reasonable notice to the Company. Under such circumstances, in the event that a successor securities depositary is not obtained, Series J Senior Notes certificates will be printed and delivered to the holders of record. Additionally, the Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Series J Senior Notes. In that event, certificates for the Series J Senior Notes will be printed and delivered to the holders of record.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. The Company has no responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

                                   THE POLICY

     The following information and the information included herein under "The Insurer" has been furnished by MBIA Insurance Corporation (the "Insurer") for use in this Prospectus Supplement. The Insurer does not accept any responsibility for the accuracy or completeness of this Prospectus Supplement or any information or disclosure contained herein, or omitted herefrom, other than with respect to the accuracy of the information regarding the Financial Guaranty Insurance Policy (the "Policy") and Insurer set forth under the headings "The Policy" and "The Insurer." Additionally, the Insurer makes no representation regarding the Series J Senior Notes or the advisability of investing in the Series J Senior Notes. Reference is made to Appendix A for a specimen of the Policy to be issued by the Insurer. No representation is made by the Company or any Underwriter as to the accuracy or completeness of any such information.

     The Policy unconditionally and irrevocably guarantees the full and complete payment required to be made by or on behalf of the Company to the Paying Agent or its successor of an amount equal to (i) the principal of (at the stated maturity) and interest on, the Series J Senior Notes as such payments shall become due but shall not be so paid (except that in the event of any acceleration of the due date of such principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, the payments guaranteed by the Policy shall be made in such amounts and at such times as such payments of principal would have been due had there not been any such acceleration); and (ii) the reimbursement of any such payment which is subsequently recovered from any owner of the Series J Senior Notes pursuant to a final judgment by a court of competent jurisdiction that such payment constitutes an avoidable preference to such owner within the meaning of any applicable bankruptcy law (a "Preference").

     The Policy does not insure against loss of any prepayment premium which may at any time be payable with respect to any Series J Senior Note. The Policy does not, under any circumstance, insure against loss relating to: (i) optional or mandatory redemptions; (ii) any payments to be made on an accelerated basis;
(iii) payments of the purchase price of the Series J Senior Notes upon tender by an owner thereof; or (iv) any Preference relating to (i) through (iii) above. The Policy also does not insure against nonpayment of principal of or interest on the Series J Senior Notes resulting from the insolvency, negligence or any other act or omission of the Paying Agent or any other paying agent for the Series J Senior Notes.

     Upon receipt of telephonic or telegraphic notice, such notice subsequently confirmed in writing by registered or certified mail, or upon receipt of written notice by registered or certified mail, by the Insurer from the Paying Agent or any owner of a Series J Senior Note the payment of an insured amount for which is then due, that such required payment has not been made, the Insurer on the due date of such payment or within one Business Day after receipt of notice of such nonpayment, whichever is later, will make a deposit of funds, in an account with State Street Bank and Trust Company, N.A., in New York, New York, or its successor, sufficient for the payment of any such insured amounts which are then due. Upon presentment and surrender of such Series J Senior Notes or presentment of such other proof of ownership of the Series J Senior Notes, together with any appropriate instruments of assignment to evidence the assignment of the insured amounts due on the Series J Senior Notes as are paid by the Insurer, and appropriate instruments to effect the appointment of the Insurer as agent for such owners of the Series J Senior Notes in any legal proceeding related to payment of insured amounts on the Series J Senior Notes, such instruments being in a form satisfactory to State Street Bank and Trust Company, N.A., State Street Bank and Trust Company, N.A. shall disburse to such owners or the Paying Agent payment of the insured amounts due on such Series J Senior Notes, less any amount held by the Paying Agent for the payment of such insured amounts and legally available therefor.

     The Policy is not covered by the Property/Casualty Insurance Security Fund specified in Article 76 of the New York Insurance Law.

                                  THE INSURER

     The Insurer is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against the Insurer. The Insurer is domiciled in the State of New York and licensed to do business in and subject to regulation under laws of all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, the Commonwealth of the Northern Mariana Islands, the Virgin Islands of the United States and the Territory of Guam. The Insurer has two European branches, one in the Republic of France and the other in the Kingdom of Spain. New York has laws prescribing minimum capital requirements, limiting classes and concentrations of investments and requiring the approval of policy rates and forms. State laws also regulate the amount of both the aggregate and individual risks that may be insured, the payment of dividends by the Insurer, changes in control and transactions among affiliates. Additionally, the Insurer is required to maintain contingency reserves on its liabilities in certain amounts and for certain periods of time.

INSURER FINANCIAL INFORMATION

     The consolidated financial statements of the Insurer, a wholly owned subsidiary of MBIA Inc., and its subsidiaries as of December 31, 1998 and December 31, 1997 and for each of the three years in the period ended December 31, 1998, prepared in accordance with generally accepted accounting principles, included in the Annual Report on Form 10-K of MBIA Inc. for the year ended December 31, 1998 and the consolidated financial statements of the Insurer and its subsidiaries as of March 31, 1999 and for the three-month periods ended March 31, 1999 and March 31, 1998 included in the Quarterly Report on Form 10-Q of MBIA Inc. for the period ended March 31, 1999 are hereby incorporated by reference into this Prospectus Supplement and shall be deemed to be a part hereof. Any statement contained in a document incorporated by reference herein shall be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     All financial statements of the Insurer and its subsidiaries included in documents filed by MBIA Inc. pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act, as amended, subsequent to the date of this Prospectus Supplement and prior to the termination of the offering of the Series J Senior Notes shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing such documents.

     The tables below present selected financial information of the Insurer determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities ("SAP") and generally accepted accounting principles ("GAAP").

                                                               SAP
                                                    --------------------------
                                                    DECEMBER 31,    MARCH 31,
                                                        1998          1999
                                                    ------------   -----------
                                                     (AUDITED)     (UNAUDITED)
                                                          (IN MILLIONS)
Admitted Assets...................................     $6,521        $6,742
Liabilities.......................................      4,231         4,412
Capital and Surplus...............................      2,290         2,330
                                                               GAAP
                                                    --------------------------
                                                    DECEMBER 31,    MARCH 31,
                                                        1998          1999
                                                    ------------   -----------
                                                     (AUDITED)     (UNAUDITED)
                                                          (IN MILLIONS)
Assets............................................     $7,488        $7,625
Liabilities.......................................      3,211         3,370
Shareholder's Equity..............................      4,277         4,255

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION ABOUT THE INSURER

     Copies of the financial statements of the Insurer incorporated by reference herein and copies of the Insurer's 1998 year-end audited financial statements prepared in accordance with statutory accounting practices are available, without charge, from the Insurer. The address of the Insurer is 113 King Street, Armonk, New York 10504. The telephone number of the Insurer is (914) 273-4545.

FINANCIAL STRENGTH RATINGS OF THE INSURER

     Moody's Investors Service, Inc. ("Moody's") rates the financial strength of the Insurer "Aaa."

     Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, Inc. ("S&P"), rates the financial strength of the Insurer "AAA."

     Fitch IBCA, Inc. (formerly known as Fitch Investors Services, L.P.) rates the financial strength of the Insurer "AAA."

     Each rating of the Insurer should be evaluated independently. The ratings reflect the respective rating agency's current assessment of the creditworthiness of the Insurer and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

     The above ratings are not recommendations to buy, sell or hold the Series J Senior Notes, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of any of the above ratings may have an adverse effect on the market price of the Series J Senior Notes. The Insurer does not guaranty the market price of the Series J Senior Notes nor does it guaranty that the ratings on the Series J Senior Notes will not be revised or withdrawn.

YEAR 2000 READINESS DISCLOSURE

     MBIA Inc. is actively managing a high-priority Year 2000 (Y2K) program. MBIA Inc. has established an independent Y2K testing lab in its Armonk headquarters, with a committee of business unit managers overseeing the project. MBIA Inc. has a budget of $1.13 million for its 1998-2000 Y2K efforts. Expenditures are proceeding as anticipated, and MBIA Inc. does not expect the project budget to materially exceed this amount. MBIA Inc. has initiated a comprehensive Y2K plan that includes assessment, remediation, testing and contingency planning. This plan covers "mission-critical" internally developed systems, vendor software, hardware and certain third-party entities through which MBIA Inc. conducts its business. Testing to date indicates that functions critical to the financial guarantee business, both domestic and international, were Y2K-ready as of December 31, 1998. Additional testing will continue throughout 1999.
                                       S-9

                                    RATINGS

     It is anticipated that S&P and Moody's will assign the Series J Senior Notes the ratings of "AAA" and "Aaa," respectively, conditioned upon the issuance and delivery by the Insurer at the time of delivery of the Series J Senior Notes of the Policy, insuring the timely payment of the principal of and interest on the Series J Senior Notes. Such ratings reflect only the views of such ratings agencies, and an explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses:
Moody's Investors Service, Inc., 99 Church Street, New York, New York 10007; Standard and Poor's, 25 Broadway, New York, New York 10004. There is no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by said rating agencies if, in their judgment, circumstances warrant. Neither the Company nor any Underwriter has undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Series J Senior Notes. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Series J Senior Notes.

     At present, each of such rating agencies maintains four categories of investment grade ratings. They are for S&P - AAA, AA, A and BBB and for Moody's - Aaa, Aa, A and Baa. S&P defines "AAA" as the highest rating assigned to a debt obligation. Moody's defines "Aaa" as representing the best quality debt obligation carrying the smallest degree of investment risk.

                                    EXPERTS

     The financial statements and schedules of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. With respect to the Company's unaudited interim financial information for the periods ended March 31, 1999 and 1998 included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and incorporated by reference herein, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for review of such information. However, their separate report thereon states that they did not audit and they do not express an opinion on such interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures employed. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933, as amended (the "1933 Act"), for their report on the unaudited interim financial information because this report is not a "report" or "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of said Act.

     Statements as to matters of law and legal conclusions in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, relating to titles to property of the Company under "Item 2 -- Properties -- Titles to Property", and relating to the Company under "Item 1 -- Business -- Regulation", "Item 1 -- Business -- Rate Matters" and "Item 1 -- Business -- Competition", have been reviewed by Balch & Bingham LLP, general counsel for the Company, and such statements are made upon the authority of such firm as experts.

     The consolidated balance sheets of MBIA Insurance Corporation and Subsidiaries as of December 31, 1998 and December 31, 1997 and the related consolidated statements of income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 1998, incorporated by reference in this Prospectus Supplement, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement ("Underwriting Agreement"), the Company has agreed to sell to each of the underwriters named below (the "Underwriters") and each of the Underwriters has severally agreed to purchase from the Company the respective principal amount of Series J Senior Notes set forth opposite its name below:

                                                               PRINCIPAL
                                                               AMOUNT OF
                                                                SERIES J
NAME                                                          SENIOR NOTES
----                                                          ------------
Morgan Stanley & Co. Incorporated...........................  $ 26,125,000
A.G. Edwards & Sons, Inc. ..................................    26,075,000
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    26,075,000
PaineWebber Incorporated....................................    26,075,000
Prudential Securities Incorporated..........................    26,075,000
Salomon Smith Barney Inc. ..................................    26,075,000
CIBC Oppenheimer Corp. .....................................     5,000,000
Credit Suisse First Boston Corporation......................     5,000,000
The Robinson-Humphrey Company, LLC..........................     5,000,000
Warburg Dillon Read LLC.....................................     5,000,000
ABN AMRO Incorporated.......................................     1,750,000
Bear, Stearns & Co., Inc. ..................................     1,750,000
J.C. Bradford & Co. ........................................     1,750,000
SG Cowen Securities Corporation.............................     1,750,000
Robert W. Baird & Co. Incorporated..........................       750,000
Banc One Capital Markets, Inc. .............................       750,000
BB&T Capital Markets,.......................................       750,000
  A division of Scott & Stringfellow
Blaylock & Partners, L.P. ..................................       750,000
Dain Rauscher Incorporated..................................       750,000
Doley Securities, Inc. .....................................       750,000
Fidelity Capital Markets....................................       750,000
  A division of National Financial Services Corporation
First Union Capital Markets Corp. ..........................       750,000
J.J.B. Hilliard, W.L. Lyons, Inc. ..........................       750,000
Legg Mason Wood Walker, Incorporated........................       750,000
McDonald Investments Inc. ..................................       750,000
Morgan Keegan & Company, Inc. ..............................       750,000
OLDE Discount Corporation...................................       750,000
Pershing/Division of Donaldson, Lufkin & Jenrette...........       750,000
Raymond James & Associates, Inc. ...........................       750,000
Roney Capital Markets, A Division of Banc One Capital
  Markets, Inc. ............................................       750,000
Charles Schwab & Co., Inc. .................................       750,000
Muriel Siebert & Co., Inc. .................................       750,000
Southwest Securities, Inc. .................................       750,000
U.S. Bancorp Piper Jaffray Inc. ............................       750,000
Utendahl Capital Partners, L.P. ............................       750,000
Williams Capital Group, L.P. ...............................       750,000
                                                              ------------
          Total.............................................  $200,000,000
                                                              ============

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Series J Senior Notes offered hereby if any of the Series J Senior Notes are purchased.
                                      S-11

     The expenses associated with the offer and sale of the Series J Senior Notes are expected to be $1,315,000, which includes the initial premium for the Policy.

     The Underwriters propose to offer the Series J Senior Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of $.50 per Series J Senior Note. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.45 per Series J Senior Note to certain brokers and dealers. After the Series J Senior Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Company has agreed, during the period of 15 days from the date of the Underwriting Agreement, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of any Series J Senior Notes, any security convertible into or exchangeable into or exercisable for Series J Senior Notes or any debt securities substantially similar to the Series J Senior Notes (except for the Series J Senior Notes issued pursuant to the Underwriting Agreement), without the prior written consent of the Underwriters.

     Prior to this offering, there has been no public market for the Series J Senior Notes. The Series J Senior Notes are expected to be approved for listing on the New York Stock Exchange (the "NYSE"), subject to official notice of issuance. Trading of the Series J Senior Notes on the NYSE is expected to commence within a 30-day period after the initial delivery of the Series J Senior Notes. The Underwriters have advised the Company that they intend to make a market in the Series J Senior Notes prior to the commencement of trading on the NYSE. The Underwriters will have no obligation to make a market in the Series J Senior Notes, however, and may cease market making activities, if commenced, at any time.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the 1933 Act. The Underwriters have agreed to reimburse the Company for certain expenses.

     In connection with this offering and in compliance with applicable law and industry practice, the Underwriters may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Series J Senior Notes at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, purchasing Series J Senior Notes to cover syndicate short positions and imposing penalty bids. A stabilizing bid means the placing of any bid, or the effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of a security. Covering a syndicate short position means placing a bid or effecting a purchase of a security on behalf of the underwriting syndicate to reduce a short position created in connection with the offering. Imposing a penalty bid means purchasing a security in the open market to reduce the underwriting syndicate's short position or to stabilize the price of the security and in connection therewith reclaiming the amount of the selling concession from the underwriters and selling group members who sold such securities as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Series J Senior Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions once commenced will not be discontinued without notice.

     Certain of the Underwriters engage in transactions with, and, from time to time, have performed services for, the Company and its affiliates in the ordinary course of business.

                          APPENDIX A -- FORM OF POLICY

                      FINANCIAL GUARANTY INSURANCE POLICY

                          MBIA INSURANCE CORPORATION
                            ARMONK, NEW YORK 10504

                                                                [NUMBER]

MBIA Insurance Corporation (the "Insurer"), in consideration of the payment of the premium and subject to the terms of this policy, hereby unconditionally and irrevocably guarantees to any owner, as hereinafter defined, of the following described obligations, the full and complete payment required to be made by or on behalf of the Issuer to or its successor (the "Paying Agent") of an amount equal to (i) the principal of (either at the stated maturity or by any advancement of maturity pursuant to a mandatory sinking fund payment) and interest on, the Obligations (as that term is defined below) as such payments shall become due but shall not be so paid (except that in the event of any acceleration of the due date of such principal by reason of mandatory or optional redemption or acceleration resulting from default or otherwise, other than any advancement of maturity pursuant to a mandatory sinking fund payment, the payments guaranteed hereby shall be made in such amounts and at such times as such payments of principal would have been due had there not been any such acceleration); and (ii) the reimbursement of any such payment which is subsequently recovered from any owner pursuant to a final judgment by a court of competent jurisdiction that such payment constitutes an avoidable preference to such owner within the meaning of any applicable bankruptcy law. The amounts referred to in clauses (i) and (ii) of the preceding sentence shall be referred to herein collectively as the "Insured Amounts." "Obligations" shall mean:

                                     [PAR]
                             [LEGAL NAME OF ISSUE]

Upon receipt of telephonic or telegraphic notice, such notice subsequently confirmed in writing by registered or certified mail, or upon receipt of written notice by registered or certified mail, by the Insurer from the Paying Agent or any owner of an Obligation the payment of an Insured Amount for which is then due, that such required payment has not been made, the Insurer on the due date of such payment or within one business day after receipt of notice of such nonpayment, whichever is later, will make a deposit of funds, in an account with State Street Bank and Trust Company, N.A., in New York, New York, or its successor, sufficient for the payment of any such Insured Amounts which are then due. Upon presentment and surrender of such Obligations or presentment of such other proof of ownership of the Obligations, together with any appropriate instruments of assignment to evidence the assignment of the Insured Amounts due on the Obligations as are paid by the Insurer, and appropriate instruments to effect the appointment of the Insurer as agent for such owners of the Obligations in any legal proceeding related to payment of Insured Amounts on the Obligations, such instruments being in a form satisfactory to State Street Bank and Trust Company, N.A., State Street Bank and Trust Company, N.A. shall disburse to such owners, or the Paying Agent payment of the Insured Amounts due on such Obligations, less any amount held by the Paying Agent for the payment of such Insured Amounts and legally available therefor. This policy does not insure against loss of any prepayment premium which may at any time be payable with respect to any Obligation.

As used herein, the term "owner" shall mean the registered owner of any Obligation as indicated in the books maintained by the Paying Agent, the Issuer, or any designee of the Issuer for such purpose. The term owner shall not include the Issuer or any party whose agreement with the Issuer constitutes the underlying security for the Obligations.

Any service of process on the Insurer may be made to the Insurer at its offices located at 113 King Street, Armonk, New York 10504 and such service of process shall be valid and binding.

This policy is non-cancellable for any reason. The premium on this policy is not refundable for any reason including the payment prior to maturity of the Obligations.

This policy is not covered by the Property/Casualty Insurance Security Fund specified in Article 76 of the New York Insurance Law.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed in facsimile on its behalf by its duly authorized officer, this [DAY] day of [MONTH, YEAR].


                                        MBIA Insurance Corporation


                                        -----------------------------
                                        President

                                Attest:
                                        -----------------------------
                                        Assistant Secretary